DIRECT DIAL (212) 735-2322 DIRECT FAX (917) 777-2322 EMAIL ADDRESS Paul.Schnell@SKADDEN.COM	SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK 10036-6522 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com April 10, 2014

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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Daniel F. Duchovny, Esq.

Office of Mergers and Acquisitions

RE:                           Jos. A. Bank Clothiers, Inc. (“Jos. A. Bank”)
Amended Schedule 14D-9 Filed March 20, 2014
SEC File No. 005-55471

Dear Mr. Duchovny:

On behalf of Jos. A. Bank, set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated March 27, 2014 (the “Comment Letter”) relating to the amended and restated Schedule 14D-9 (the “Schedule 14D-9”) filed by Jos. A. Bank on March 20, 2014, (File No. 005-55471).  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.  Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Background, page 12

1.              Revise this section to describe the negotiation of the Wildrick Term Sheet.

In response to the Staff’s comment, the Background section has been revised to describe the negotiation of the Wildrick Term Sheet.

Annex A

2.              We note the limitation on reliance by security holders in the fairness opinion provided by Financo. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Financo’s belief that security holders cannot rely upon the opinion to support any claims against Financo arising under applicable state law (e.g., the inclusion of an express disclaimer in Financo’s engagement letter with the company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Financo would have no effect on the rights and responsibilities of either Financo or the board of directors under the federal securities laws.

In response to the Staff’s comment, the Financo fairness opinion has been revised as requested by the Staff.

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If you have any questions with respect to the foregoing, please contact me at (212) 735-2322 or Jeremy D. London at (202) 371-7535.

Very truly yours,

/s/ Paul T. Schnell
Paul T. Schnell

cc:                                Charles D. Frazer, Esq.